Exhibit 99.3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC

IN RESPECT OF 2021 TO 2023

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH

BEIJING GAS IN RESPECT OF 2021 TO 2023

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2021 TO 2023

Reference is made to the announcement of the Company dated 24 August 2017 in respect of the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 26 October 2017, the Independent Shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2020.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement and (2) a confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract on 27 August 2020 to continue the Continuing Connected Transactions with CNPC after 31 December 2020 and the Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC including the reporting, announcement, annual review and Independent Shareholders’ approval requirements, if applicable.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are companies in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies, therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

A circular containing, amongst other things, further information on the terms of the Non-Exempt Continuing Connected Transactions with CNPC, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be despatched to the Shareholders on or before 15 September 2020.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH BEIJING GAS IN RESPECT OF 2021 TO 2023

Reference is made to the announcement of the Company dated 24 August 2017 in respect of the continuing connected transactions entered into between the Group and Beijing Gas from 1 January 2018 to 31 December 2020.

The Board hereby announces that the Company and Beijing Gas entered into the New Products and Services Agreement on 27 August 2020 to continue the continuing connected transactions with Beijing Gas after 31 December 2020.

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person of the Company at the subsidiary level. Therefore, the transactions under the New Products and Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the HKEx Listing Rules.

Since the highest of the applicable percentage ratios (other than the profits ratio) under the HKEx Listing Rules for the transactions contemplated under the New Products and Services Agreement is more than 5% but less than 25%, the transactions contemplated under the New Products and Services Agreement are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the HKEx Listing Rules.

As (i) Beijing Gas is regarded as a connected person of the Company only at the subsidiary level; (ii) the Continuing Connected Transactions with Beijing Gas contemplated under the New Products and Services Agreement are on normal commercial terms; and (iii) the Board (including all the independent non-executive Directors of the Company) has approved the Continuing Connected Transactions with Beijing Gas under the New Products and Services Agreement and confirmed that the terms of the Continuing Connected Transactions with Beijing Gas are fair and reasonable and that the Continuing Connected Transactions with Beijing Gas are on normal commercial terms and in the interests of the Company and the Shareholders as a whole, the Continuing Connected Transactions with Beijing Gas contemplated under the New Products and Services Agreement are subject to the reporting and announcement requirements but are exempt from the circular, independent financial advice and Independent Shareholders’ approval requirements under Rule 14A.101 of the HKEx Listing Rules.

1.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC/JOINTLY-HELD ENTITIES IN RESPECT OF 2021 TO 2023

1.1	Background

Reference is made to the announcement of the Company dated 24 August 2017 in respect of the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 26 October 2017, the independent shareholders approved the continuing connected transactions with CNPC and the annual caps for the three years ending 31 December 2020.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement and (2) a confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract on 27 August 2020 to continue the Continuing Connected Transactions with CNPC after 31 December 2020 and the Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC including the reporting, announcement, annual review and Independent Shareholders’ approval requirements, if applicable.

1.2	Continuing Connected Transactions with CNPC under the New Comprehensive Agreement

1.2.1	The New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 24 August 2017, which was effective from 1 January 2018, valid for a term of three (3) years, and will expire on 31 December 2020, for the provisions (1) by the Group to CNPC/Jointly-held Entities and (2) by CNPC/Jointly-held Entities to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and other units). Therefore, on 27 August 2020, the Company and CNPC entered into the New Comprehensive Agreement, and the material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)

Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation, material supply and other products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including entrustment loans, guarantees and other financial services.

(2)	Products and services to be provided by CNPC/Jointly-held Entities to the Group

The products and services to be provided by CNPC/Jointly-held Entities to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC/Jointly-held Entities. They have been grouped together and categorised according to the following types of products and services:

(a)

Engineering technology services, mainly associated with products and services to be provided at the stage, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service and engineering design service;

(b)

Production services, mainly associated with products and services to be provided, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

(c)

Material supply services, mainly involving the agency services on the procurement of materials, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the engineering technology services and production services referred to above;

(d)	Social and living support services, including but not limited to security system services, staff canteens and training centers etc.; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services, financial leasing services and other financial services.

1.2.2	General principles

The New Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

1.2.3	Pricing determination

Pricing principles for Non-Exempt Continuing Connected Transactions:

(a)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing and market-oriented pricing;

(b)

Engineering technology services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price;

(c)

Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing plus diversion cost (if any), market-oriented pricing, agreed contractual price and cost; and

(d)	Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing.

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement remains consistent with that of the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)

government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical facilities construction, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(b)

where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to engineering design, project monitoring and management, products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of material, quantifying and measuring and entrusted operation, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as book information and partial filing storage, maintenance of roads); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(1)

15 per cent of the cost for certain engineering technology services (at present, this applies to products and services such as geophysical prospecting, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)

3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment maintenance and repair, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centres).

As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company’s listing, and the caps of profit margin have remained unchanged since then. Based on the past business performance and with reference to the margin of profit before tax of the similar business of more than two comparable companies in market, the Company is of the view that these caps are fair and reasonable and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances.

In order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors.

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)

for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

(ii)	for security system services, the price shall not be more than the Company’s actual expense incurred on security system in 1998;

(iii)

for educational, medical and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on educational, medical and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses as calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(iv)

retirement management and re-employment service centre, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company, and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or form) or other regulatory departments; or

The “government-prescribed price” for different products and services is determined with reference to the following:

Type of product/service with “government- prescribed prices”	Basis for price determination
Refined oil products	According to the Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) issued by the National Development and Reform Commission on 13 January 2016, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices. The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the maximum retail price in ton of standard gasoline and diesel , and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps on its portal website. The provincial price authorities shall publish the highest wholesale prices and highest retail prices of gasoline and diesel standard products and non-standard products in their regions on the designated websites.

Type of product/service with “government- prescribed prices”	Basis for price determination
Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, the price management of natural gas is adjusted to the gate station. At present, the National Development and Reform Commission divides the natural gas which implements the gate station price policy into two categories: (1) Natural gas which implements market-adjusted price, including unconventional gases such as shale gas, coal-bed methane and coal gas, and domestic offshore natural gas supplied to the market; imported gas supplied to the market through imported LNG and imported pipeline gas projects put into operation after the end of 2014; natural gas supplied to the market through gas storages and trading platforms such as Shanghai Petroleum and Natural Gas Exchange and Chongqing Petroleum and Natural Gas Exchange; natural gas supplied to LNG manufacturers, fertilizer manufacturers and other direct-supply industrial enterprises, etc.; (2) Natural gas which implements government-guided price. For the natural gas that does not meet the above conditions implementing government-guided price, the base price of the gate station in each province shall be the basis and the exact price shall be negotiated by the supplying party and the requisitioning party without exceeding the specified range (i.e. up to 20% and down unlimited). The natural gas which implements the government-guided price mainly consists of onshore domestic conventional natural gas supplied to city gas companies and pipeline natural gas imported through the imported pipeline gas project put into operation before the end of 2014.

Type of product/service with “government- prescribed prices”	Basis for price determination
Refinery and chemical facilities construction (including construction and installation)	For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities.

For the installation phase, prices shall be determined by industrial standards.

Water supply	In accordance with the National Guidelines on Water Tariffs, issued by the former National Planning Committee and the former Ministry of Construction on 23 September 1998 and revised by the National Development and Reform Commission and the former Ministry of Construction on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised respectively on 27 August 2009, 24 April 2015 and 29 December 2018, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council. The on-grid electricity price in an independent power network shall be negotiated and proposed by the power production enterprise and the power network operating enterprise, and submitted to the pricing administrative department with management authority for approval. For the power produced by locally funded power production enterprises, if an independent power network within different regions of the province is formed or the power is generated for local use, the price shall be under the control of the People’s Government of the province, autonomous region or municipality.

Gas supply	According to the Regulation on the Administration of Urban Gas (PRC State Council Order No.666 issued by the State Council on 19 October 2010 and revised on 6 February 2016), the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Type of product/service with “government- prescribed prices”	Basis for price determination
Heat supply	Prices for the supply of heat are prescribed by the local governments.

Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective provinces, autonomous regions and municipalities are updated from time to time in accordance with the local actual situations from time to time. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)

with reference to the price charged, by at least two independent third parties, in areas where such type of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or

(ii)

with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time.

According to the regulations for the management of bidding and tendering of the Company, in terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The relevant departments of the operating entities to which the products or services will be supplied shall be responsible for comparing the terms of these suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by the such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity.

Further, the New Comprehensive Agreement specifically stipulates that:

(i)	for the financial services provided by the Group:

•	the pricing of entrusted loans shall be determined based on the relevant interest rate and standard for fees as promulgated by the People’s Bank of China and with reference to market-oriented price;

•	the guarantees shall be provided with reference to the market-oriented price; and

•

the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking and Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

(ii)	for the financial services provided by CNPC/the Jointly Held Entities:

•

the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be no less favourable to the Group than those offered by other independent third parties;

•

the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market-oriented price; and

•

the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking and Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

For the financial leasing service provided by CNPC, payments due from the Company shall include rental payable, pre-leasing interest and leasing service fees, etc. Rental payable and pre-leasing interest shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for financial leasing in connection with assets of a similar or the same type. The standard of rental payable, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms no less favourable to the Group than those offered by other independent third parties.

1.2.4	Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance to the New Comprehensive Agreement.

1.2.5	Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required in accordance with the New Comprehensive Agreement and the annual plan then in force.

1.2.6	Term and termination

The New Comprehensive Agreement is valid for 3 years commencing 1 January 2021. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services.

In the event that the Company is unable to find an alternative product or service provider (which shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

1.2.7	Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(1) Updated the pricing basis for refining products, natural gas, power supply, and gas supply services provided by the Group to CNPC/ Jointly-held Entities;

(2) Updated the pricing basis for project design, project supervision, power supply, and gas supply services provided by CNPC to the Group; and

(3) Supplemented sharing services in the services provided by CNPC to the Group.

1.2.8	Internal control measures to ensure that the connected transactions are conducted in accordance with the New Comprehensive Agreement

The Company will strictly enforce a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that connected transactions are conducted in accordance with the New Comprehensive Agreement. The Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s Reform and Enterprise Management Department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they shall convene meetings twice a year to discuss and assess the implementation of connected transactions.

The Company has established a series of internal control measures to ensure that the pricing basis for continuing connected transactions of the Company will follow the prescribed pricing mechanism under its framework agreement, including:

(1)

For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government prescribed price in respect of certain category of products or services come into effect, the pricing department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government;

(2)

For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of bidding and tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval;

(3)

For products and services where the actual cost or agreed contractual price applies, the operating entities of the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors;

(4)

The Company’s Reform and Enterprise Management Department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective;

(5)

The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transaction on a semi-annual basis. The review will mainly include: whether the Company and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Company and relevant connected persons are within the annual caps as approved at the shareholders’ general meeting;

(6)

The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions are conducted (i) in the ordinary course of business of the Company; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interest of the Company and the Shareholders as a whole;

(7)

The audit committee of the Company shall conduct review on the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the execution of the continuing connected transactions and opine on the continuing connected transactions disclosed in such reports and financial statements, including whether the terms of the continuing connected transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps;

(8)

The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the HKEx Listing Rules;

(9)

The Supervisory Committee shall supervise the continuing connected transactions and review the annual financial report and interim financial report which include the execution of the continuing connected transactions every year. The Supervisory Committee shall also review whether the connected transactions between the Company and connected persons comply with the regulatory requirements of domestic and overseas places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders.

1.2.9	Advice from the Independent Financial Advisor and the Independent Board Committee

The Independent Board Committee will give their view on the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Advisor on the same, and their view will be given in the circular to be despatched to the Shareholders.

1.3	Land lease provided by CNPC to the Group

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a leasing term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies principally engaging in the exploration, development, production and sales of crude oil and natural gas and the production and sales of refined products and chemical products, and the relevant land leases are of material significance of the Group’s operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational need of the Company and changes in the land markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental payable in accordance to the reconfirmed area of leased land parcels and the prevailing situation of the land market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may, taking into consideration the production situation and the market situation of the Company, negotiate to revise the leased area and rental payable every three (3) years.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 28 August 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777.21 million square metres with annual rental payable adjusted to approximately RMB4,831 million in accordance with the reconfirmed area of leased land parcels and the prevailing situation of the land market. The Land Use Rights Leasing Contract and its supplemental agreement shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter became effective from 1 January 2015.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 24 August 2017, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,772.65 million square metres with annual rental payable adjusted to approximately RMB5,783 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter became effective from 1 January 2018.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC issued a confirmation letter to the Land Use Rights Leasing Contract on 27 August 2020, which further adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,141.73 million square metres with annual rental payable adjusted to approximately RMB5,673.17 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall become effective from 1 January 2021.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2020.

As the independent financial advisor opined in their letter when they were engaged for advising on the renewal of continuing connected transaction in August 2011, a lease term of 50 years is essential to the long term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive directors) of the Company still consider that a lease term of 50 years is in line with normal business practices.

1.4	Buildings lease provided by CNPC to the Group

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 for a term of 20 years, and the supplemental buildings leasing agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the supplemental buildings leasing agreement every three years.

On 25 August 2011, the Company entered into an Amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.25 million. The expiry date of the Amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price.

The Company and CNPC each issued a confirmation letter to the Buildings Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with annual rental payable adjusted to approximately RMB707.71 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The Buildings Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter became effective from 1 January 2015.

On 24 August 2017, the Company entered into a 2017 Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the Amended Buildings Leasing Contract will be terminated on 1 January 2018, the effective date of the 2017 Buildings Leasing Contract; (2) the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,152,968 square meters and the annual rental shall be paid by the Company based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC agreed that they may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The 2017 Buildings Leasing Contract became effective from 1 January 2018 for a term of 20 years.

The Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract on 27 August 2020, which further adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,287,486.41 square metres with annual rental payable adjusted to approximately RMB713.00 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The Buildings Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall become effective from 1 January 2021.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal business practices. The date of valuation is 30 June 2020.

The Board considered that a leasing term of 20 years for the 2017 Buildings Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which principally engages in the exploration, development, production and sales of crude oil and natural gas and the production and sales of refined products and chemical products, and the relevant building lease is of paramount importance to the business of the Group. Furthermore, a long lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive Directors) of the Company consider that a lease term of 20 years is in line with normal business practices.

1.5	Historical amounts, historical annual caps, proposed annual caps and rationale

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC which will serve as the annual caps of the relevant transactions above for the period from 1 January 2021 to 31 December 2023:

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

(1) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB84,064 million, RMB99,574 million and RMB33,051 million, respectively.	For the three years ending 31 December 2020, RMB153,716 million, RMB153,861 million and RMB155,390 million, respectively.	For the three years ending 31 December 2023, RMB150,000 million, RMB147,200 million and RMB144,600 million, respectively.	The proposed annual caps for the products and services to be provided by the Group to CNPC/Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities; the estimated business development of the Group; the estimated business development of

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group and CNPC, and is determined based on principles of fairness and reasonableness.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties on market, products and services actually provided by the Group to CNPC may be less than anticipated.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

(b) Financial services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, RMB 645 million, RMB 1,154 million and RMB 606 million, respectively.	For the three years ending 31 December 2020, RMB22,291 million, RMB22,398 million and RMB22,506 million, respectively.	For the three years ending 31 December 2023, RMB22,000 million, RMB22,000 million and RMB22,000 million, respectively.	The proposed annual caps for the financial services, including entrustment loans, guarantees and other financial services, to be provided by the Group to the Jointly- held Entities have been determined with reference to the business development and financing needs of the Jointly held Entities, and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because the Group plans to grasp acquisition opportunities that may emerge on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs can be immense. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual cap. Main details are as follows: (1) capital needs of Jointly-held Entities for acquisition may be obtained from other sources, therefore, the Group may not actually be required to provide financial services to these Jointly held Entities; (2) acquisition targets that emerge on the market may not be able to meet the acquisition expectations of the Jointly-held Entities.

(2) Products and services to be provided by CNPC/Jointly-held Entities to the Group

(a) For the two For the three For the three The proposed annual caps for the

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

Engineering technology services	years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB147,925 million, RMB175,804 million and RMB39,579 million, respectively.	years ending 31 December 2020, RMB208,103 million, RMB203,908 million and RMB198,537 million, respectively.	years ending 31 December 2023, RMB198,200 million, RMB197,500 million and RMB197,000 million, respectively.

provision of engineering technology services have been determined with reference to the completed transactions and transaction amounts for the engineering technology services provided by CNPC/Jointly- held Entities to the Group and the estimated business development of the Group.

The Group has obtained engineering technology services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the engineering technology services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related engineering technology services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

When forecasting the caps, the Group shall consider the possibility that CNPC will participate in all the projects. However, CNPC might not be able to participate in all the projects in practice due to specific conditions of different projects.

(b) Production services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB151,950 million, RMB148,128 million and RMB48,132 million, respectively.	For the three years ending 31 December 2020, RMB228,730 million, RMB220,525 million and RMB212,833 million, respectively.	For the three years ending 31 December 2023, RMB207,700 million, RMB205,500 million and RMB204,500 million, respectively.

The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business development of the Group; and the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products.

Production services mainly consist of water supply, electricity supply, gas supply, the supply of petroleum, natural gas and petrochemical products and others (including sharing services) by CNPC to the Group. The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and uncertainty is much greater than other businesses; (2) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps.

(c) Material supply services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB31,670 million, RMB34,947mil lion and RMB5,055 million, respectively.	For the three years ending 31 December 2020, RMB35,566 million, RMB35,344 million and RMB35,819 million, respectively.	For the three years ending 31 December 2023, RMB35,300 million, RMB35,300 million and RMB35,300 million, respectively.

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business development of the Company.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and the collective bargaining power of CNPC, the centralized purchase of materials by CNPC can stabilise the purchase prices of the Company’s raw materials.

The Group is involved in a number of oil and gas fields and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

(d) Social and living support services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB7,362 million, RMB3,463 million and RMB997 million, respectively.	For the three years ending 31 December 2020, RMB9,093 million, RMB9,432 million and RMB9,731 million, respectively.	For the three years ending 31 December 2023, RMB5,800 million, RMB5,800 million and RMB5,800 million, respectively.

A majority of the Group’s local subsidiaries are situated in isolated industry or mining zones, where no social and living support services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient for CNPC to provide such services.

The proposed annual caps for social and living support services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and living support services provided by CNPC to the Group, estimated development of the Group’s business and possible future reforms to the social and living support services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the proposed annual caps for the continuing

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

(e) Financial services

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB61,345 million, RMB61,692 million and RMB58,417mil lion, respectively.	For the three years ending 31 December 2020, RMB63,000 million, RMB63,000 million and RMB63,000 million, respectively.	For the three years ending 31 December 2023, RMB55,000 million, RMB55,000 million and RMB55,000 million, respectively.

The proposed annual caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business development of the Group; the Group’s historical cash flow and levels of deposits and the competitive interest rates offered by CNPC Finance, and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, CNPC Finance and other financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance are determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other relevant regulations by financial regulatory bodies (where applicable), and they are no less favourable than those offered by independent third parties.

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 was minimal. The proposed annual cap is similar to historical amounts incurred.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB1,059 million, RMB983 million and RMB707 million, respectively.	For the three years ending 31 December 2020, RMB2,417 million, RMB2,753 million and RMB3,110 million, respectively.	For the three years ending 31 December 2023, RMB2,400 million, RMB2,400 million and RMB2,400 million, respectively.

To optimise cash flow management and capital efficiency of the Group, CNPC Finance and other financial institutions provide a full range of financial services to the Group.

Through captive insurance, property insurance and life insurance services provided by Generali China Insurance Co., Ltd. (中意財産保險 有 限 公 司 ) in which CNPC holds 51% issued share capital, CNPC Captive Insurance Co., Ltd. (中石油 專 屬 財 産 保 險 股 份 有 限 公 司 ) in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd (中意人壽保險有 限公司) in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc. This enhances the Group’s ability to manage risks.

Fees and interest rates with respect to financial services provided by CNPC Finance is determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies. CNPC Finance offers interest rates, fee scale or other terms to the Group that are no less favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) can offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical amount incurred in 2018 and 2019 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps.

(iii) Financial leasing services Maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/leasin g interest and other fees) due by the Group	For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB3,207 million, RMB2,837 million and RMB1,912 million, respectively.	For the three years ending 31 December 2020, RMB17,804 million, RMB19,894 million and RMB21,605 million, respectively.	For the three years ending 31 December 2023, RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively.

In order to maintain its investment in development of oil and gas area with scale, major refining infrastructure and sales networks for refined products, the Company needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would also be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

Kunlun Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are no less favourable than those offered by any other third-party financial institutions.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

The difference between the 2018 and 2019 annual caps and the actual amount incurred in 2018 and 2019 and the difference between the proposed annual caps and the historical maximum outstanding daily balances for 2018 and 2019 are mainly because financial leasing is only one of financing means used by the Company. In practice, the Company will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Company, and may use other means of financing. As a result, the actual amount incurred for financial leasing is lower than the relevant annual cap. However, as the Company may still need to use financial leasing as a means of financing. Therefore, the proposed annual cap was determined with reference to the estimated capital needs of the Company, circumstances of the relevant assets and the cost of financing in the market, etc.

(f) Land lease

For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB2,157 million, RMB1,959 million and RMB 2,710 million, respectively (exclusive of tax and government charges).

Note 1: The historical amount were calculated based on the annual leasing fee (exclusive of tax and government charges) paid in respect of the land lease.

For the three years ending 31 December 2020, RMB5,783 million, RMB5,783 million and RMB5,783 million, respectively (exclusive of tax and government charges).

Note: The historical caps were calculated based on the annual leasing fee (exclusive of tax and government charges) paid in respect of the land lease.

For the three years ending 31 December 2023, RMB16,578 million, RMB11,019 million and RMB5,685 million, respectively.

The Board considers that the proposed annual caps on the land lease provided by CNPC to the Group would ensure that the Company achieves its future business development plans.

In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on January 1, 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2021 to 2023 with reference to the annual value of right-of-use assets relating to land lease. The annual value of the right- of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

Note 2: In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on January 1, 2019, for the two years ended 31 December 2019 and the six months ended 30 June 2020, the amount of the total value of right-of-use assets relating to the leases expected to be entered into by the Group each year were approximately nil, RMB7,206 million and RMB2,601 million. The right-of-use assets are confirmed based on the land leasing situations of the period of 2019-2020, while the amount of right-of-use assets related to the land leasing as disclosed in 2019 annual report and 2020 interim financial report, are determined based on the aforementioned period after taking into consideration of the lease renewal option.

The proposed annual caps of 2021- 2023 for land lease are mainly based on: (1) the total value of right-of-use assets relating to land lease in the period of 2021-2023; (2) the estimated changes in annual leasing fee to be paid in respect of the land lease in the period of 2021-2023 and relevant situation of the market price of land lease; (3) the discount rate determined based on the five-year period loan issued by the People’s Bank of China and with reference to the interest rate for the Company’s new loans.

The difference between the 2018 and 2019 annual caps determined based on annual leasing fee paid in respect of the land lease and the actual amount incurred are mainly because during the contractual period, members of the Group may choose to terminate the lease in respect of certain lands based on the actual conditions.

The difference between the proposed annual caps and the historical amount of total right-of-use assets of the year of 2019 and the six months ended 30 June 2020 determined based on the land leasing situation of 2019-2020, are mainly because: (1) the relevant leasing period of right-of-use assets are different; (2) the estimated changes in annual leasing fee to be paid in respect of the land lease and relevant situation of the market price of land lease are different.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

(g) Buildings lease

For the two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB497 million, RMB569 million and RMB175 million, respectively.

Note 1: The historical amount were calculated based on the annual leasing fee paid in respect of the buildings lease.

Note 2: In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on January 1, 2019, for the two years ended 31 December 2019 and the six months ended 30 June 2020, the amount of the total value of right of use assets relating to the leases expected to be entered into by the Group each year were approximately nil, RMB1,218 million and RMB168 million. The

For the three years ending 31 December 2020, RMB730 million, RMB730 million and RMB730 million, respectively.

Note: The historical caps were calculated based on the annual leasing fee paid in respect of the buildings lease.

For the three years ending 31 December 2023, RMB2,083 million, RMB1,384 million and RMB714 million, respectively.

The Board considers that the proposed annual caps in respect of the building leases provided by CNPC to the Group would ensure that the Company achieves its future business development plans.

In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on January 1, 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the Company changed the basis of determination of the proposed annual cap with reference to the annual value of right-of-use assets relating to buildings lease. The annual value of right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of 2021- 2023 for buildings lease are mainly based on: (1) the total value of right-of-use assets relating to the buildings lease in the period of 2021-2023; (2) the estimated changes in annual leasing fee to be paid in respect of the buildings lease in the period of 2021- 2023 and relevant situation of the market price of buildings lease; (3) the discount rate determined based on the five-year period loan issued by the People’s Bank of China and with reference to the interest rate for the Company’s new loans.

The difference between the 2018 and 2019 annual caps determined based on annual leasing fee paid in respect of the buildings lease and the actual amount incurred are mainly because members of CNPC who own one or more leased buildings may enter into individual building leasing contracts with members of the Group pursuant to the terms of the framework agreement. Members of the Group may choose to terminate the lease in respect of certain buildings taking into consideration the conditions offered by independent third parties on the market.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps

	right-of-use assets are confirmed based on the buildings leasing situation of the period of 2019-2020, while the amount of right-of-use assets related to the buildings leasing as disclosed in 2019 annual report and 2020 interim financial report, are determined based on the aforementioned period after taking into consideration of the lease renewal option.			The difference between the proposed annual caps and the historical amount of total right-of-use assets of the year of 2019 and the six months ended 30 June 2020 determined based on the buildings leasing situation of 2019- 2020, are mainly because: (1) the relevant leasing period of right-of-use assets are different; (2) the estimated changes in annual leasing fee to be paid in respect of the buildings lease and relevant situation of the market price of buildings lease are different.

Notes:

The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to paragraph 1.7.1 for details.

1.6	Reasons for and benefits of the Continuing Connected Transactions with CNPC

CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, international trading, engineering and technical services, petroleum equipment manufacturing and logistical support services. The Company is a joint-stock company established during the reorganization of CNPC on 5 November 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the operation and production of petroleum and natural gas, such as engineering technology services, production services, material supply services, ancillary services, social services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and in relation to the livelihood of its employees. The Group and CNPC are equipped with advantages of talented employees, advanced technology and geographical vicinity, and have been in a long-term cooperation relationship with each other. Therefore, the Company believes that the Continued Connected Transactions will be beneficial to the continued operation and development of the Group. This is mainly reflected in:

(a)

The construction technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers;

(b)

The petroleum industry has its unique requirements for technology and quality, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly;

(c)

Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad. Details of which are described below:

(i)

CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC provides deposit and other financial services to the Group through CNPC Finance and other financial institutions;

(ii)

CNPC Finance lowered the costs of the Group through various mechanisms, such as providing more efficient internal settlement, and the loan process is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trading Centre (中國外匯交易中心) to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs;

(iii)

CNPC Finance is under the supervision of the China Banking and Insurance Regulatory Commission as a major domestic non-bank financial institution, and has achieved the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2019, CNPC Finance has total assets of RMB600,142 million and achieved an income of RMB17,714 million and a net profit of RMB7,926 million, occupying a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions; The Company considers that due to familiarity with the business and operation of the Group, the service provided by CNPC Finance is generally no less favourable to the market level in terms of price and quality, and with high efficiency, more convenience and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit from dividends by virtue of owning 32% shareholding in CNPC Finance;

(iv)

Kunlun Leasing is capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience which will support the Group to maintain its scale of investment in development of oil and gas, major refining infrastructure and in sales networks for refined products and to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would further be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows;

(d)

The Group’s main oil fields and refining and chemical production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions.

Actual practices proved that the Continuing Connected Transactions with CNPC benefit the continued operation and development of the Company.

Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and their proposed annual caps to be one significant proposal. As such, the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be proposed to the Extraordinary General Meeting for consideration and approval as one single resolution. Any votes by the Shareholders on such resolution will be applicable to the New Comprehensive Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions alike.

The Continuing Connected Transactions with CNPC are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions with CNPC as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions with CNPC have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial condition; and will not affect the Company’s independence.

The Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions and their proposed annual caps after considering the advice from the Independent Financial Advisor, and their view will be given in the circular to be despatched to the Shareholders.

1.7	HKEx Listing Rules Implication

1.7.1	The Continuing Connected Transactions with CNPC mainly comprise:

(1)	(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(b) Financial services to be provided by the Group to Jointly-held Entities

(2)	(a) Engineering technology services to be provided by CNPC to the Group

(b) Production services to be provided by CNPC to the Group

(c) Material supply services to be provided by CNPC to the Group

(d) Social and living support services to be provided by CNPC to the Group

(e) Financial services to be provided by CNPC/Jointly-held Entities to the Group

(i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(iii) Maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services provided by Kunlun Leasing to the Group

(iv) Loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group

(f) Land lease provided by CNPC to the Group

(g) Buildings lease provided by CNPC to the Group

1.7.2	The implications of the aforementioned Continuing Connected Transactions under the HKEx Listing Rules are as below:

(1) Under the HKEx Listing Rules, (2)(e)(iv) loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.

(2) Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions with CNPC are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(1)(b) Financial services to be provided by the Group to Jointly-held Entities

(2)(c) Material supply services to be provided by CNPC to the Group

(2)(d) Social and living support services to be provided by CNPC to the Group

(2)(e)(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(e)(iii) Maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services provided by Kunlun Leasing to the Group

(2)(f) Land lease provided by CNPC to the Group

(2)(g) Buildings lease provided by CNPC to the Group

(3) Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions with CNPC which are subject to the reporting, announcement and Independent Shareholders’ approval requirements:

(1)(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(2)(a) Engineering technology services to be provided by CNPC to the Group

(2)(b) Production services to be provided by CNPC to the Group

(2)(e)(i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

1.8	Approval by Board and Independent Shareholders

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are companies in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies, therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

The Audit Committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC and their proposed annual caps. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

On 26 August 2020 and 27 August 2020, the seventh meeting of the Board in 2020 was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on the Continuing Connected Transactions with CNPC and their proposed annual caps. Each of Mr. Dai Houliang, Mr. Li Fanrong, Mr. Liu Yuezhen, Mr. Lv Bo, Mr. Jiao Fangzheng and Mr. Duan Liangwei, who are deemed as connected directors of the Company by virtue of their positions in CNPC, abstained from voting on the relevant resolutions of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH BEIJING GAS IN RESPECT OF 2021 TO 2023

2.1	Background

Reference is made to the announcement of the Company dated 24 August 2017 in respect of the continuing connected transactions entered into between the Group and Beijing Gas from 1 January 2018 to 31 December 2020.

The Board hereby announces that the Company and Beijing Gas entered into the New Products and Services Agreement on 27 August 2020 to continue the Continuing Connected Transactions with Beijing Gas after 31 December 2020.

2.2	Continuing connected transactions under the New Products and Services Agreement

The Company entered into the Products and Services Agreement with Beijing Gas on 24 August 2017, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services. The Products and Services Agreement serves as a framework agreement between the Company and Beijing Gas, pursuant to which the Group and Beijing Gas Group will enter into specific agreements during the term of the Products and Services Agreement. The Products and Services Agreement became effective from 1 January 2018 for a term of three (3) years and may be extended if agreed by both parties and approved by the Board or Shareholders of the Company (as the case may be).

As the Products and Services Agreement will expire on 31 December 2020, the Company entered into a New Products and Services Agreement with Beijing Gas on 27 August 2020, which shall be effective from 1 January 2021 for a term of three years.

During the term of the New Products and Services Agreement, the specific product and service agreements may be terminated from time to time by either of the parties thereto providing at least 6 months’ written notice of termination in relation to any categories of products or services.

2.3	Basis for price determination

The New Products and Services Agreement provides the following pricing principles for the products and services to be provided:

(a) The pricing of the various products and services under the New Product and Service Agreement shall be formulated in accordance with this general principle and sequence: where there exist government-prescribed price, government-prescribed price shall be implemented; where there exist no government-prescribed price but market prices, reference shall be made to the market prices in the same market for the same period, and being negotiated by both parties; and

(b) Specific pricing principles: according to the principles and sequence determined in article (a), the government-prescribed price of natural gas provided by the Group to Beijing Gas Group shall be determined in accordance with the relevant notice and pricing documents issued by the National Development and Reform Commission. Where there exist no government-prescribed price but market price for the products and services to be provided by the Group to Beijing Gas Group, reference shall be made to the market prices in the same market for the same period, and being negotiated by both parties.

2.4	Historical amounts, historical caps, proposed annual caps and rationale

The Board has considered and proposed that the following maximum amounts in respect of the Continuing Connected Transactions with Beijing Gas which will serve as the annual caps for such transactions:

Historical amounts	Historical caps	Proposed annual caps for 2021 to 2023	Basis of determination of the proposed annual caps
For two years ended 31 December 2019 and the six months ended 30 June 2020, approximately RMB31,455 million, RMB31,709 million and RMB16,733 million , respectively.	For the three years ending 31 December 2020, RMB33,072 million, RMB34,975 million and RMB36,776 million, respectively.	For the three years ending 31 December 2023, RMB40,000 million, RMB40,000 million and RMB40,000 million, respectively	The proposed annual caps have been determined with reference to (i) the relevant pricing principles, i.e., the government prescribed price; (ii) the historical transaction levels for the same type of transactions; and (iii) the estimated future transaction levels based on the market needs of natural gas in the coming three years.

2.5	Reasons for and benefits of the Continuing Connected Transactions with Beijing Gas

Due to the long term relationship between the Company and Beijing Gas and the significant share of Beijing Gas in Beijing natural gas market, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to enter into the Continuing Connected Transactions with Beijing Gas as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions with Beijing Gas are on normal commercial terms and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps are fair and reasonable.

2.6	HKEx Listing Rules Implication

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person at the subsidiary level of the Company. Therefore, the transactions under the New Products and Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the HKEx Listing Rules.

Since the highest of the applicable percentage ratios (other than the profits ratio) under the HKEx Listing Rules for the transactions contemplated under the New Products and Services Agreement are more than 5% but less than 25%, the transactions contemplated under the New Products and Services Agreement are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the HKEx Listing Rules.

As (i) Beijing Gas is regarded as a connected person of the Company only at the subsidiary level; (ii) the continuing connected transactions contemplated under the New Products and Services Agreement are on normal commercial terms; (iii) the Board (including all the independent non-executive Directors of the Company) has approved the continuing connected transactions under the New Products and Services Agreement and confirmed that the terms of the continuing connected transactions are fair and reasonable and that the continuing connected transactions are on normal commercial terms and in the interests of the Company and the Shareholders as a whole, the continuing connected transactions contemplated under the New Products and Services Agreement are subject to the reporting and announcement requirements but are exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101 of the HKEx Listing Rules.

On 26 August 2020 and 27 August 2020, the seventh meeting of the Board in 2020 was convened by way of a physical meeting, at which the Directors unanimously approved the resolution on the Continuing Connected Transactions with Beijing Gas and their proposed annual caps. None of the Directors has any material interest in the New Products and Services Agreement and none of them has abstained from voting on the relevant resolution of the Board.

3.	GENERAL INFORMATION

3.1	Information on the Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The H Shares, ADSs, and A Shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transportation of natural gas, crude oil and refined products, and the sale of natural gas.

3.2	Information on CNPC

CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司), in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, international trading, engineering and technical services and petroleum equipment manufacturing.

3.3	Information on CNPC Finance

CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

3.4	Information on Kunlun Leasing

Kunlun Leasing is a subsidiary of CNPC and is a connected person of the Company. Kunlun Leasing is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions, etc.

3.5	Information on Beijing Gas

Beijing Gas is a company established under the laws of the PRC with limited liability and is mainly engaged in operation of natural gas supply network in the PRC. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person of the Company. The ultimate beneficial owner of Beijing Gas is Beijing Enterprises Group Company Limited, an independent third party of the Company.

4.	CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the terms and conditions and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be issued to the Shareholders on or before 15 September 2020.

5.	INDEPENDENT SHAREHOLDERS’ APPROVAL

Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and their proposed annual caps shall be approved by the Independent Shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transaction and its associates will not vote.

CNPC and its associates will abstain from voting on the relevant resolution. To the knowledge of the Company and its Directors, as at the date of this announcement, CNPC and its associates hold 146,882,339,136 A Shares and 291,518,000 H Shares, representing approximately 80.41% of the total issued share capital of the Company.

6.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:

(1)	Resolutions passed at the seventh meeting of the Board in 2020;

(2)	Opinion of the independent non-executive directors of the Company;

(3)	Opinion of the Audit Committee of the Board;

(4)	The New Comprehensive Agreement;

(5)	The New Products and Services Agreement; and

(6)	The confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2017 Buildings Leasing Agreement”	the new buildings leasing agreement entered into by the Company and CNPC on 24 August 2017

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each the ADS representing 100 H Shares

“Amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“associate(s)”	has the meanings ascribed to it under the HKEX Listing Rules

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Beijing Gas”	Beijing Gas Group Company Limited (北京市燃氣集團有限責 任公司), a company established under the laws of the PRC with limited liability, and a substantial shareholder of PetroChina Beijing Gas Pipeline, holding 40% interest in PetroChina Beijing Gas Pipeline

“Beijing Gas Group”	Beijing Gas and its subsidiaries, branches and units

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團 有限公司), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	China Petroleum Finance Company Limited (中油財務有限責 任公司), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with ADS(s) listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 24 August 2017 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, coming into effect on 1 January 2018 and effective for 3 years

“connected person”	has the meanings ascribed to it under the HKEx Listing

“Continuing Connected Transactions with CNPC”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC/Jointly-held Entities, details of which are set out in the section 1 of this announcement

“Continuing Connected Transactions with Beijing Gas”	the continuing connected transactions which have been and will continue to be entered into between the Group and Beijing Gas, details of which are set out in the section 2 of this announcement

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing

“Director(s)”	directors of the Company

“Extraordinary General Meeting”	an extraordinary general meeting of the Company to be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, PRC at 9 a.m. on 5 November 2020 to approve, among other things, the New Comprehensive Agreement, the Non- Exempt Continuing Connected Transactions and their proposed annual caps

“Group”	the Company and its subsidiaries

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Independent Board Committee”	the independent committee of the Board, comprising Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X., the independent non- executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps

“Independent Financial Advisor”	ICBC International Capital Limited (工銀國際融資有限公司), a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant proposed annual caps in connection with the Non- Exempt Continuing Connected Transactions

“Independent Shareholders”	the shareholders of the Company other than CNPC and its associates

“Jointly-held Entity(ies)”	A company in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Leasing”	Kunlun Financial Leasing Co., Ltd. (昆侖ï¤Š融租賃有限責任 公 司 ), a company incorporated in the PRC with limited liability, which is a subsidiary of CNPC

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land situated in different places over the PRC in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 27 August 2020 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2021 for a term of three years

“New Products and Services Agreement”	the new products and services agreement entered into by the Company and Beijing Gas on 27 August 2020, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a), (2)(b) and (2)(e)(i), as set out in the section 1 of this announcement

“PetroChina Beijing Gas Pipeline”	PetroChina Beijing Gas Pipeline Co., Ltd. (中石油北京天然氣 管道有限公司), a company established under the laws of the PRC with limited liability and a subsidiary of the Company, in which the Company holds 60% interest

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Products and Services Agreement”	the agreement entered into between the Company and Beijing Gas on 24 August 2017, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisory Committee”	the supervisory committee of the Company

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

27 August 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.